NEWS ABOUT BANFF RESOURCES LTD

BANFF
RESOURCES LTD

FOR IMMEDIATE RELEASE

Trading Symbol: BFF

Toronto, Canada - Cor

BFF 2002 - 03

CHANGE OF CONTROL

Toronto, August 6, 2002: Banff Resources Ltd (CDNX:BFF) announces that it has been advised that its parent company, Newmont Australia Limited and its affiliates ("Newmont"), are selling their total interest in the Company comprising approximately 85% of the shares, as well as intercompany advances. Newmont has signed a Heads of Agreement with MFC Bancorp Ltd. and closing is expected shortly. MFC Bancorp Ltd. is a publicly listed company on Nasdaq.

The sale also includes the existing loans from Newmont to the Company's subsidiary, Kasese Cobalt Company Limited ("KCCL") and loans from Newmont to the Company.

It is the Company's understanding that the purchaser will put the Kasese operation on a care and maintenance basis, awaiting higher cobalt prices, and that the board and management of the company will be changed.

The care and maintenance program will involve the continued production and sale of electricity from the company owned Mubuku-3 power station. Revenues from power sales will be used to cover the cost of maintaining the cobalt plant in readiness for a return to production, when cobalt prices return to economic levels. All of the plant will be kept in operational readiness, and environmental protection programs will be continued along with safety and security efforts.

The Heads of Agreement is subject to the Company receiving any required regulatory or board approvals and definitive documentation.

40 University Avenue, Suite 1300,
Toronto, Ontario, M5J 1T1, Canada
Tel: (416) 596-1299, Fax (416) 596-2259
Toll free: 1-800-756-9995

For further information please contact: Paul Kiley,
Newmont Australia
Tel: 011-61-8-8303-1700

Banff Resources Ltd.
Per:

Charles B. Main

Charles B. Main
Chief Financial Officer

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

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RECEPTION OK

TX/RX NO	8112
CONNECTION TEL	416 596 2259
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ST. TIME	08/06 12:53
USAGE T	00'43
PGS.	2
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